

March 11, 2010

By facsimile to (330) 558-2666 and U.S. Mail

Mr. Theodore K. Zampetis
President and Chief Executive Officer
Shiloh Industries, Inc.
880 Steel Drive
Valley City, OH 44280

Re: Shiloh Industries, Inc.
        Annual Report on Form 10-K for the fiscal year ended October 31, 2009
        File No. 0-21964

Dear Mr. Zampetis:

        We have the following additional comment on the above captioned filing.

Controls and Procedures, page 53

1.   We note your response to comment 2 of our March 1, 2010 letter. As noted
        previously, your description does not conform fully to the definition in Rules 13a-
        15(e) and 15d-15(e) under the Exchange Act because it does not indicate that
        Shiloh Industries' disclosure controls and procedures are effective in ensuring that
        information required to be disclosed is accumulated and communicated to
        management, including the principal executive and financial officers, as
        appropriate, to allow timely decisions regarding required disclosure. As requested
        previously, please confirm this to us and revise in future filings. Alternatively,
        you may simply state that your certifying officers concluded on the applicable
        date that your disclosure controls and procedures were effective. Note that your
        proposed disclosure "Based on that evaluation, the Company's management,
        including the PEO and PFO, concluded that the Company's disclosure controls
        and procedures were effective as of [period end date]" is inconsistent with Item
        307 of Regulation S-K which requires disclosure of the conclusions of the
        registrant's principal executive and principal financial officers and not "the
        Company's management." Please revise.

                                        * * *

        As appropriate, please respond to the comment within 10 business days or tell us
when you will provide us a response. Please furnish a letter that keys your response to

our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing the response to the comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in its filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have questions regarding our comment.

Very truly yours,

Jay E. Ingram
Legal Branch Chief